July 16, 2025

Pengfei Xie
Chief Financial Officer
Hudson Acquisition I Corp.
31 Hudson Yards
Office 51
New York, NY 10001

       Re: Hudson Acquisition I Corp.
           Form 10-K for the period ended December 31, 2024
           File No. 001-41532
Dear Pengfei Xie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing